KONECRANES.

FILE 82-4297

Administration and Communications
Liisa Siren
Tel. +358-20 427 2016
Fax +358-20 427 2103
Email: liisa.siren@kcigroup.com

2 December, 2002

02069041

re Rule 12 g3-2(b)

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 09 2002
WASH. D.C.
181

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes International Plc (the "Company"). We hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 26 November, 2002.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Franciska Janzon
Investor Relations Manager

Liisa Siren
secretary

Group Communications and Investor Relations
Franciska Janzon

26 November, 2002
5.30 p.m.

KCI KONECRANES' EXTRAORDINARY MEETING OF SHAREHOLDERS ON DECEMBER 20, 2002

Today, the Board of Directors of KCI Konecranes International Plc has decided to convene an Extraordinary Meeting of Shareholders that will be held on Friday, December 20, 2002 at 11.00 am at the company's headquarters, Koneenkatu 8, 05830 Hyvinkää, Finland.

The meeting will be asked to decide on a decrease of the share capital by a total of EUR 1.382.740 through an invalidation of 691.370 shares in the company owned by the company.

The invitation to the Extraordinary Meeting of Shareholders and the terms of the decrease of the share capital in KCI Konecranes International Plc are appended to this release.

APPENDIX 1: NOTICE TO CONVENE SHAREHOLDERS' MEETING

The shareholders of KCI Konecranes International Plc are invited to an Extraordinary Meeting of Shareholders to be held on Friday, December 20, 2002 at 11.00 a.m. at the company's headquarters, Koneenkatu 8, 05830 Hyvinkää.

THE MEETING SHALL DECIDE ON THE FOLLOWING MATTERS:

Decrease of share capital through invalidation of the company's own shares

The Board of Directors proposes that the Extraordinary Meeting of Shareholders decides to decrease the share capital of the company by a total of EUR 1.382.740 through an invalidation of the shares in the company owned by the company, a total of 691.370 shares.

After the decrease of the share capital in accordance with the proposal by the Board of Directors, the total number of shares in the company would amount to 14.308.630 and the share capital of the company to EUR 28.617.260 based on the number of shares and the share capital as at November 26, 2002.

DOCUMENTS ON DISPLAY FOR PUBLIC INSPECTION

The documents relating to the above-mentioned proposal of the Board of Directors may be inspected in their entirety at the company's headquarters and are available on the Internet at http://www.kcigroup.com/egm2002 during a period of one week prior to the Extraordinary Meeting of Shareholders.

Group Communications and Investor Relations
Franciska Janzon

26 November, 2002
5.30 p.m.

RIGHT TO PARTICIPATE AND NOTIFYING OF PARTICIPATION

Only a shareholder who on December 10, 2002 has been registered as a shareholder in the shareholders' register of the Company maintained by Finnish Central Securities Depository Ltd has the right to participate in and vote at the Extraordinary Meeting of Shareholders. Holders of nominee registered shares intending to participate in and vote at the Extraordinary Meeting of Shareholders shall notify their custodian well in advance of their intention and comply with the instructions provided by the custodian. The registration must be in place on December 10, 2002.

A shareholder who wishes to participate in the Extraordinary Meeting of Shareholders shall notify the Company of the intention to participate not later than on December 16, 2002 before 4.45 p.m. to Ms. Maija Jokinen, by e-mail: maija.jokinen@kcigroup.com, by telefax: +358 20 427 2099, by mail: P.O. Box 661, FIN-05801 HYVINKÄÄ, or by phone: +358 20 427 2001, or through the Internet; http://www.kcigroup.com/egm2002. Shareholders are requested to notify the Company of any proxies for the Annual General Meeting of Shareholders. A model for a proxy is available on the Internet address mentioned above.

In Hyvinkää, on November 26, 2002.

KCI Konecranes International Plc
The Board of Directors

APPENDIX 2: DECREASE OF SHARE CAPITAL IN KCI KONECRANES INTERNATIONAL PLC 2002 - TERMS

The Board of Directors of KCI Konecranes International Plc (the "Company") proposes to the Extraordinary Meeting of Shareholders of the Company to be convened on December 20, 2002 that the share capital of the Company be decreased by EUR 1.382.740 on the following terms:

1. The purpose for and the amount of the decrease of share capital

The share capital shall be decreased by EUR 1.382.740 through the invalidation of 691.370 shares in the Company owned by the Company.

2. The decrease of share capital

The share capital shall be decreased through the invalidation of shares in the Company owned by the Company.

3. The effect of the decrease of share capital on the equity of the Company

After the decrease of the share capital in accordance with the proposal by the Board of Directors, the total number of shares in the company would amount to 14.308.630 and the

Group Communications and Investor Relations
Franciska Janzon

26 November, 2002
5.30 p.m.

share capital of the company to EUR 28.617.260 based on the number of shares and the share capital as at November 26, 2002.

An amount corresponding to the decrease of the share capital shall be transferred from the share capital to the premium fund, and the decrease of share capital therefore does not affect the tied equity of the Company. An amount corresponding to the acquisition cost for the shares in the Company to be invalidated in the amount of EUR 17,359,666.00 has been included in the equity of the balance sheet, wherefrom it is deducted in connection with the invalidation.

4. Effects of the decrease of share capital on the shareholding of the Company and the voting rights in the Company as well as on the amount of shares held by persons belonging to the inner circle of the Company

Since the share capital will be decreased through invalidation of shares in the Company owned by the Company, the invalidation of shares will not affect the division of voting rights in the Company. The aggregate portion of votes held by persons belonging to the inner circle of the Company as defined in Chapter 1, Section 4, Paragraph 1 of the Companies Act is appr. 24,7 per cent. The aggregate portion of the share capital held by persons belonging to the inner circle of the Company as defined in Chapter 1, Section 4, Paragraph 1 of the Companies Act is appr. 23,56 per cent before the decrease of the share capital and appr. 24,7 per cent thereafter. The portion of the share capital held by other shareholders is adjusted in the same proportion.

5. The order in which the shares shall be invalidated

The share capital shall be decreased without payment through the invalidation of the shares in the Company owned by the Company.

6. Effects on bond loans with warrants and option rights issued by the Company

The decrease of the share capital does not affect the terms of the bond loan with warrants that was issued in 1997 or the terms of the option rights that were issued in 1999 and 2001.

For further information, please contact:
KCI Konecranes International Plc, Sirpa Poitsalo, Director, General Counsel
Tel. +358-20 427 2011

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